Exhibit 99.1

GRAVITY CO., LTD.

Non-Consolidated Financial Statements

December 31, 2011 and 2010

GRAVITY CO., LTD.

Index

December 31, 2011 and 2010

Page(s)

Report of Independent Auditors	1–2

Non-Consolidated Financial Statements

Statements of Financial Position	3–4

Statements of Income	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7–8

Notes to Non-Consolidated Financial Statements	9–43

Report of Independent Accountants’ Review of Internal Accounting Control System	44

Report on the Operations of the Internal Accounting Control System	45

Report of Independent Auditors

To the Shareholders and Board of Directors of

GRAVITY CO., LTD.

We have audited the accompanying non-consolidated statements of financial position of GRAVITY CO., LTD. (the “Company”) as of December 31, 2011 and 2010, and the related non-consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of GRAVITY CO., LTD. as of December 31, 2011 and 2010, and its financial performance and cash flows for the years then ended in accordance with the Accounting Standards for Non-Public Entities in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, financial performance and cash flows in conformity with accounting principles and practices generally accepted in other countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about the Korean Accounting Standards for Non-Public Entities or auditing standards and their application in practice.

Seoul, Korea

March 19, 2012

This report is effective as of March 19, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.

Statement of Financial Position

December 31, 2011 and 2010

(in thousands of Korean won)	2011		2010
Assets
Current assets
Cash and cash equivalents (Notes 3 and 18)		~~W~~ 31,740,564	~~W~~	34,280,209
Short-term financial instruments (Note 3)		15,000,000		12,000,000
Short-term available-for-sale securities (Note 7)		—		5,000,125
Trade accounts receivable, net (Notes 4, 18 and 27)		7,512,653		8,049,599
Short-term loans receivable, net (Notes 8, 9, 18 and 27)		926,233		1,942,473
Other accounts receivable, net (Notes 5 and 18)		691,055		294,254
Advanced payments (Note 27)		2,823,335		1,700,259
Current portion of deferred tax assets (Note 17)		1,239,000		—
Prepaid income taxes		897,447		1,011,604
Other current assets (Notes 6, 8 and 27)		1,113,963		1,022,645

Total current assets		61,944,250		65,301,168
Equity-method investments (Note 8)		19,996,357		20,870,435
Long-term available-for-sale securities (Notes 7 and 16)		1,046,466		1,066,786
Long-term loans receivable, net (Notes 8, 9, 16, 18 and 27)		29,722		53,333
Property and equipment, net (Notes 10 and 11)		1,261,672		1,038,239
Intangible assets, net (Note 13)		19,905,124		15,187,420
Guarantee deposits (Note 12)		1,376,596		1,254,260
Deferred tax assets, net (Note 17)		8,747,000		—
Other non-current assets (Notes 16 and 27)		4,396,183		1,081,113

Total assets	~~W~~	118,703,370	~~W~~	105,852,754

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 18)	~~W~~	4,269,286	~~W~~	5,079,245
Advance received (Note 27)		1,920,366		1,859,668
Withholdings		210,685		148,879
Deferred income (Notes 14, 16 and 27)		3,134,985		3,085,673
Income tax payable (Note 17)		312,103		373,181

Total current liabilities		9,847,425		10,546,646
Long-term deferred income (Notes 16 and 27)		7,287,820		8,143,263
Asset retirement obligations (Note 10)		99,000		99,000
Leasehold deposits received (Note 27)		144,224		67,935

Total liabilities	~~W~~	17,378,469	~~W~~	18,856,844

Commitments and contingencies (Note 16)

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statement of Financial Position

December 31, 2011 and 2010

(in thousands of Korean won)	2011		2010
Shareholders’ equity
Capital stock (Notes 1 and 19)
Common stock	~~W~~	3,474,450	~~W~~	3,474,450
Capital surplus
Paid in capital in excess of par value (Note 19)		73,255,073		73,255,073
Other capital surplus (Note 20)		2,125,136		2,125,136
Accumulated other comprehensive income and expenses
Unrealized loss on available-for-sale securities (Notes 7 and 24)		—		(1,120)
Net accumulated comprehensive income and expenses of equity-method investees (Notes 8 and 24)		1,636,750		2,080,451
Retained earnings (Note 22)
Unappropriated retained earnings		20,833,492		6,061,920

Total shareholders’ equity		101,324,901		86,995,910

Total liabilities and shareholders’ equity	~~W~~	118,703,370	~~W~~	105,852,754

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statement of Income

Years Ended December 31, 2011 and 2010

		00000000000		00000000000
(in thousands of Korean won)	2011		2010
Revenues (Notes 16 and 27)	~~W~~	40,224,259	~~W~~	38,979,078
Cost of sales (Note 27)		11,327,111		12,127,471

Gross profit		28,897,148		26,851,607
Selling and administrative expenses (Notes 21 and 27)		20,434,896		20,413,674

Operating income		8,462,252		6,437,933

Non-operating income
Interest income (Note 27)		1,647,258		1,827,578
Gain on foreign exchange transactions		999,555		1,065,169
Gain on foreign exchange translation (Note 18)		91,506		72,583
Gain on disposal of short-term available-for-sale securities		—		334,715
Gain on valuation of short-term available-for-sale securities (Note 7)		—		125
Gain on valuation of equity-method investments (Note 8)		1,868,881		1,447,646
Gain on disposal of equity-method investments (Note 8)		311,085		—
Other income		390,943		523,539

		5,309,228		5,271,355

Non-operating expenses
Other bad debt expenses (Notes 8, 9 and 27)		1,841,810		—
Loss on foreign exchange transactions		823,549		595,005
Loss on foreign exchange translation (Note 18)		59,690		374,878
Loss on valuation of equity-method investments (Note 8)		2,006,446		1,933,240
Loss on disposal of short-term available-for-sale securities (Note 7)		125		—
Loss on impairment of long-term available-for-sale securities (Note 7)		—		451,740
Loss on impairment of equity-method investments (Note 8)		235,828		—
Loss on impairment of intangible assets (Note 13)		798,958		475,425
Donation		10,237		100,000
Other losses		7,513		237

		5,784,156		3,930,525

Income before income taxes		7,987,324		7,778,763
Income tax expense (benefit) (Note 17)		(6,784,248)		3,643,606

Net income	~~W~~	14,771,572	~~W~~	4,135,157

Basic earnings per share (in Korean won) (Note 25)	~~W~~	2,126	~~W~~	595

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statement of Changes in Shareholders’ Equity

Years Ended December 31, 2011 and 2010

(in thousands of Korean won)	Capital stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income and expense		Retained earnings		Total
Balance at January 1, 2010		~~W~~3,474,450		~~W~~74,935,003		~~W~~445,206		~~W~~2,005,477		~~W~~1,926,763		~~W~~82,786,899
Net income		—		—		—		—		4,135,157		4,135,157
Reclassification of expired stock options (Note 20)		—		445,206		(445,206)		—		—		—
Changes in equity-method investees with accumulated comprehensive income (Notes 8 and 24)		—		—		—		27,484		—		27,484
Changes in equity-method investees with accumulated comprehensive expense (Notes 8 and 24)		—		—		—		46,370		—		46,370

Balance at December 31, 2010	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	—	~~W~~	2,079,331	~~W~~	6,061,920	~~W~~	86,995,910

Balance at January 1, 2011	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	—	~~W~~	2,079,331	~~W~~	6,061,920	~~W~~	86,995,910
Net income		—		—		—		—		14,771,572		14,771,572
Stock-based compensation expenses (Note 18)		—		—		—		—		—		—
Gain on valuation of available-for-sale securities (Notes 7 and 24)		—		—		—		1,120		—		1,120
Changes in equity-method investees with accumulated comprehensive income (Notes 8 and 24)		—		—		—		(443,701)		—		(443,701)

Balance at December 31, 2011	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	—	~~W~~	1,636,750	~~W~~	20,833,492	~~W~~	101,324,901

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statement of Cash Flows

Years Ended December 31, 2011 and 2010

(in thousands of Korean won)	2011		2010
Cash flows from operating activities
Net income	~~W~~	14,771,572	~~W~~	4,135,157

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		654,397		749,766
Amortization of intangible assets		736,987		2,201,578
Loss on foreign exchange translation		33,610		356,175
Loss on valuation of equity-method investments		2,006,446		1,933,240
Loss on disposal of short-term available-for-sale securities		125		—
Loss on impairment of long-term available-for-sale securities		—		451,740
Bad debt expenses		81,275		444,470
Loss on impairment of equity-method investments		235,828		—
Loss on impairment of intangible assets		798,958		475,425
Other bad debt expenses		1,841,810		—
Gain on foreign exchange translation		(165,914)		(72,583)
Gain on valuation of equity-method investments		(1,868,881)		(1,447,646)
Gain on disposal of equity-method investments		(311,085)		—
Gain on disposal of property and equipment		(1,559)		(3,518)
Gain on disposal of short-term available-for-sale securities		—		(334,715)
Gain on valuation of short-term available-for-sale securities		—		(125)
Gain on disposal of other non-current assets		(62,392)		—

Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable		501,240		(2,213,611)
Increase in other accounts receivable		(391,181)		(96,474)
Decrease (increase) in accrued income		(182,136)		59,641
Increase in advance payments		(2,515,004)		(784,669)
Decrease in prepaid expenses		120,868		10,031
Decrease (increase) in prepaid income taxes		114,158		(11,274)
Decrease in tax refund receivable		66,916		32,854
Increase in current portion of deferred tax assets		(1,239,000)		—
Decrease in merchandise		42,095		—
Increase in long-term prepaid expenses		(204,781)		(240,252)
Increase in other deposits		(4,139,454)		(500)
Increase in deferred tax assets		(8,866,000)		—
Increase (decrease) in accounts payable		(848,521)		787,873
Increase (decrease) in advance received		60,698		(26,169)
Increase in withholdings		61,806		1,488
Increase in leasehold deposits received		76,289		3,845
Decrease in deferred revenue		(1,820,576)		(1,541,136)
Increase (decrease) in income tax payables		(61,078)		84,529
Increase in long-term deferred revenue		1,014,444		1,463,149

Net cash provided by operating activities	~~W~~	541,960	~~W~~	6,418,289

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Statement of Cash Flows

Years Ended December 31, 2011 and 2010

(in thousands of Korean won)	2011		2010
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments	~~W~~	22,000,000	~~W~~	48,500,000
Collection of short-term loans receivable		319,750		71,059
Proceeds from disposal of short-term available-for-sale securities		5,000,000		5,307,900
Proceeds from disposal of property and equipment		17,694		25,640
Proceeds from disposal of intangible assets		5,856		—
Proceeds from disposal of long-term available-for-sale securities		21,440		—
Decrease in guarantee deposits		7,774		—
Decrease in other non-current assets		954,545		—
Collection of long-term loans receivable		15,278		—
Increase in short-term financial instruments		(25,000,000)		(49,000,000)
Acquisition of short-term available-for-sale securities		—		(5,000,000)
Increase in short-term loans receivable		(125,514)		(1,534,544)
Acquisition of equity-method investments		(374,015)		(11,688,481)
Increase in long-term loans receivable		(70,000)		(120,000)
Acquisition of property and equipment		(976,542)		(508,241)
Acquisition of intangible assets		(4,747,761)		(5,789,057)
Increase in guarantee deposits		(130,110)		(70,277)

Net cash used in investing activities		(3,081,605)		(19,806,001)

Cash flows from financing activities
Net cash provided by financing activities		—		—

Net decrease in cash and cash equivalents		(2,539,645)		(13,387,712)

Cash and cash equivalents (Note 3)
Beginning of the year		34,280,209		47,667,921

End of the year	~~W~~	31,740,564	~~W~~	34,280,209

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

1.	The Company

GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally through five subsidiaries, including Gravity Interactive, Inc. In addition, the company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. On October 21, 2010, the Company also acquired 50.83% ownership of Gravity Games Corporation (formerly, Barunson Interactive Corporation), the developer of “Dragonica”, a massive multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2011, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2011, are as follows:

		Percentage of
	Number of shares	ownership (%)
GungHo Online Entertainment, Inc.	4,121,739	59.31
Others	2,827,161	40.69

Total	6,948,900	100.00

On April 1, 2008, GungHo Online Entertainment, Inc. became the majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008.

2.	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. Certain prior years accounts, presented herein for comprehensive purpose, have been reclassified to conform to current year’s presentation within the financial statements. Such reclassification does not impact the net income or net assets reported in the prior year.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Basis of Presentation

The Company’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean Accounting Standards for Non-Public entities (KAS-NPEs), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). In accordance with the ‘Effective date and transition provisions’ of KAS-NPEs, which provide relief from full retrospective application of these standards that would require restatement of all transactions recognized under the previous accounting principles generally accepted in the Republic of Korea (“ the previous K-GAAP”), KAS -NPEs have been applied prospectively from the transition date.

Changes of Accounting Policies

Changes in accounting policies as the Company adopts KAS-NPEs are as follows:

Impairment of assets

If there is any indication that an asset may be impaired, recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.

Foreign Currency Translation

Functional and presentation currency

Items included in the Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for- sale, are included in other comprehensive income.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Currency Translation for Foreign Operations

Assets and liabilities of foreign subsidiaries or associates subject to the equity method of accounting for investments are translated into Korean won at the exchange rate prevailing at year-end, while their equity is translated at the exchange rate at the dates of transactions and the statement of income accounts at the average rate over the year ended. Resulting translation gains and losses are recognized in accumulated other comprehensive income. When the foreign operations are liquidated or sold, exchange differences recognized in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

Investment in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for- sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the statement of income, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expenses. Realized gains and losses on available-for-sale securities are recognized in the statement of income.

In case that the estimated amount recoverable from the securities (‘recoverable amount’) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Company considers the necessity to recognize impairment losses. The Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the related derivative contracts. The resulting changes in fair value of derivative instruments are recognized either under the statement of income or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized under the shareholders’ equity under accumulated other comprehensive income and expenses.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for notes receivable from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

Inventories

The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the weighted average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. If, however, the circumstances which caused the valuation loss cease to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Equity-Method Investments

The Company reflects any changes in the book value of its equity-method investments on which it has significant influence after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and expenses (changes in equity due to equity-method investments). Dividends paid by the investee to the Company are directly deducted from the Company’s equity- method investments at the moment the dividend payment is declared.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Except when the Company or its investee applies the KAS-NPEs No. 31, Special Provisions for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Company when the investee’s financial statements are used by the Company in applying the equity method.

In case the investee is also a subsidiary of the Company, net income and net assets of the investee in its non-consolidated financial statements should be equal to the corresponding share of the Company presented in the consolidated financial statements, unless the equity method of accounting has been discontinued on the said investee.

Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset's useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated at acquisition cost, net of accumulated depreciation calculated based on the straight-line method and following estimated useful lives:

Estimated Useful Lives
Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	4 years

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on using the straight-line method over the following estimated useful lives:

Estimated Useful Lives
Development costs	2~5 years
Software	3 years
Other intangible assets	2~10 years

Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over two to five years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic assessment for recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Current and Deferred Income Taxes

Income tax expenses (benefits) include the current income taxes under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Defined Contribution Pension Plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage.

The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

Share-based Payments

For equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be reliably estimated, the fair value is estimated based on the fair value of the equity granted.

For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized as an expense in the statement of income.

Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Measurement of Financial Assets and Financial Liabilities

Initial Measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price is treated as fair value. However, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at present value using the effective interest method.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when hedging accounting is applied) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Company’s credit rating.

Subsequent Measurement

Financial assets and financial liabilities other than securities, derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method or trading securities.

Approval of Non-Consolidated Financial Statements

The Company’s non-consolidated financial statements were approved by the Board of Directors on March 5, 2012.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

3.	Cash and Cash Equivalents and Short-Term Financial Instruments

Cash and cash equivalents, and short-term financial instruments as of December 31, 2011 and 2010 consist of following:

(in thousands of Korean won)
	Bank	Annual Interest Rate (%)	2011		2010
Cash and cash equivalents
Deposits on demand	Kookmin Bank and others	0.10-1.00	~~W~~	167,439	~~W~~	475,503
Foreign currency	Korea Exchange bank, etc	0.03-0.30		610,068		837,568
Time deposits	Korea Exchange bank, etc	3.71-4.10		25,500,395		30,000,000
MMDA	Kookmin Bank	0.80-4.10		5,462,662		2,967,138

Total			~~W~~	31,740,564	~~W~~	34,280,209

Short-term financial instruments
Time deposits	Korea Exchange bank, etc	3.76-4.25	~~W~~	15,000,000	~~W~~	12,000,000

4.	Trade Accounts Receivable

Trade accounts receivable as of December 31, 2011 and 2010 are as follows:

		000000000000		000000000000
( in thousands of Korean won )
	2011		2010
Trade accounts receivable	~~W~~	7,820,845	~~W~~	8,926,866
Less: Allowance for doubtful accounts		(308,192)		(877,267)

Total	~~W~~	7,512,653	~~W~~	8,049,599

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

5.	Other Accounts Receivable

Other accounts receivable as of December 31, 2011 and 2010 are as follows:

		0000000000		0000000000
( in thousands of Korean won )
	2011		2010
Other accounts receivable	~~W~~	695,503	~~W~~	298,586
Less: Allowance for doubtful accounts		(4,448)		(4,332)

Total	~~W~~	691,055	~~W~~	294,254

6.	Other Current Assets

Other current assets as of December 31, 2011 and 2010 are as follows:

		0000000000		0000000000
(in thousands of Korean won)
	2011		2010
Accrued income (Note 27)	~~W~~	451,700	~~W~~	267,515
Tax refund receivable		188,189		255,105
Prepaid expenses (Note 27)		474,074		457,930
Inventories		—		42,095

Total	~~W~~	1,113,963	~~W~~	1,022,645

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

7.	Short-term and Long-term Available-For-Sale Securities

Available-for-sale securities as of December 31, 2011 and 2010 consist of the following:

(in thousands of Korean won)

	2011
	Acquisition Cost		Market Value or Net Asset Value	Book Value
Long-term available-for-sale securities Non-marketable available-for-sale securities¹	~~W~~	8,397,461	~~W~~ 1,046,466	~~W~~	1,046,466

Total	~~W~~	8,397,461	~~W~~ 1,046,466	~~W~~	1,046,466

(in thousands of Korean won)

	2010
	Acquisition Cost		Market Value or Net Asset Value		Book Value
Short-term available-for-sale Securities (ELS Fund)[2]	~~W~~	5,000,000	~~W~~	5,000,125	~~W~~	5,000,125
Long-term available-for-sale securities Non-marketable available-for-sale securities [1]		8,397,461		1,046,466		1,046,466
Government bonds[2]		21,440		20,320		20,320

Total	~~W~~	13,418,901	~~W~~	6,066,911	~~W~~	6,066,911

[1]

The non-marketable available-for-sale securities represent investment and profit sharing in Online Game Revolution Fund No.1, limited liability partnership, which was established altogether by the Company, SoftBank Corp., GungHo Online Entertainment, Inc. and others. The Company has invested total of JPY 910,000,000 in the partnership and holds 16.39% equity interest as of December 31, 2011. The investment is accounted for using the equity method as the Company has limited involvement with the partnership’s operation or decision-making process. The partnership is undergoing liquidation proceedings as of December 31, 2011. The Company assesses the redeemable return on the investment based on the actual sales performance of the games, which were invested and commercialized by the partnership. The difference between the carrying amount and the recoverable amount of the investment is reflected in the income statement. The Company recognized impairment losses on long-term available-for-sale securities amounting to ~~W~~451,740 thousand as of December 31, 2010.

[2]	ELS fund and government bonds are disposed as the maturity realized in 2011.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

8.	Equity-method Investments

Equity-method investments as of December 31, 2011 and 2010 consist of the following:

(in thousands of Korean won)

	Percentage	2011
Investees	of owner- ship (%)	Acquisition cost		Net asset value		Book value
Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	(213,345)	~~W~~	—
Gravity Entertainment Corp.	100.00		1,763,994		643,017		643,017
Gravity EU SAS[1]	25.00		2,519,363		253,589		253,589
Gravity Middle East & Africa FZ-LLC[2]	100.00		1,979,640		1,576,812		1,576,812
Gravity RUS Co., Ltd.	99.99		2,452,158		(15,785)		—
NeoCyon, Inc.	96.11		7,715,763		8,512,663		8,235,144
Gravity Games Corporation[3]	50.83		11,688,480		(362,206)		9,287,795

Total		~~W~~	32,756,182	~~W~~	10,394,745	~~W~~	19,996,357

(in thousands of Korean won)

	Percentage	2010
Investees	of owner- ship (%)	Acquisition cost		Net asset value		Book value
Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	233,280	~~W~~	233,280
Gravity Entertainment Corp.	100.00		1,763,994		471,274		471,274
Gravity EU SAS[1]	100.00		2,194,760		(1,407,337)		—
Gravity Middle East & Africa FZ-LLC[2]	100.00		1,979,640		1,557,126		1,557,126
Gravity RUS Co., Ltd.	99.99		2,452,158		(15,268)		—
NeoCyon, Inc.	96.11		7,715,763		7,768,916		7,311,966
Gravity Games Corporation[3]	50.83		11,688,480		(543,914)		11,296,789

Total		~~W~~	32,431,579	~~W~~	8,064,077	~~W~~	20,870,435

[1]

In 2011, Gravity EU SAS increased its capital stock when its investors could optionally participate in the capital increase. As a result of the capital increase in Gravity EU SAS, the Company’s ownership of the investee decreased from 100% to 25%.

[2]	On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates, which is under liquidation as of December 31, 2011.
[3]	On October 21, 2010, the Company acquired 170,138 shares of Gravity Games Corporation.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Details of changes in the differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee for the years ended December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)

		$,00000000		$,00000000		$,00000000		$,00000000
	2011
Investee	Beginning		Increase		Decrease[1]		Ending
Gravity Games Corporation	~~W~~	11,950,305	~~W~~	—	~~W~~	2,300,304	~~W~~	9,650,001

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is calculated using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity-method investments.

[1]	In the amount of decrease, loss on impairment of equity-method investment of 235,828 thousand is included.

(in thousands of Korean won)

		$,00000000		$,00000000		$,00000000		$,00000000
	2010
Investees	Beginning		Increase		Decrease		Ending
NeoCyon, Inc.	~~W~~	236,705	~~W~~	—	~~W~~	236,705	~~W~~	—
Gravity Games Corporation		—		12,297,803		347,498		11,950,305

Total	~~W~~	236,705	~~W~~	12,297,803	~~W~~	584,203	~~W~~	11,950,305

Details of the elimination of unrealized gain or loss arising from inter-company transactions with an equity-method investee are as follows:

(in thousands of Korean won)

	2011		2010
NeoCyon, Inc.
Software	~~W~~	—	~~W~~	20,850
Other intangible assets		277,519		436,100

Total	~~W~~	277,519	~~W~~	456,950

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Changes in investments in subsidiaries accounted for using the equity method for the years ended December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)

					2011
Investees	Beginning		Acquisition (Disposal)		Valuation Gain(Loss)		Other Increase (Decrease)[5]		Ending
Gravity Interactive, Inc.[1]	~~W~~	233,280	~~W~~	—	~~W~~	(233,280)	~~W~~	—	~~W~~	—
Gravity Entertainment Corp.		471,274		—		133,833		37,910		643,017
Gravity EU SAS[2]		—		324,603		(49,215)		(21,799)		253,589
Gravity Middle East & Africa FZ-LLC		1,557,126		—		—		19,686		1,576,812
Gravity RUS Co., Ltd.[3]		—		—		—		—		—
NeoCyon, Inc.		7,311,966		—		923,178		—		8,235,144
Gravity Games Corporation[4,5]		11,296,789		—		(1,773,166)		(235,828)		9,287,795

Total	~~W~~	20,870,435	~~W~~	324,603	~~W~~	(998,650)	~~W~~	(200,031)	~~W~~	19,996,357

[1]

With respect to Gravity Interactive, Inc., an equity loss incurred during the year was in excess of the remaining book value of the investment. As of December 31, 2011, the amount of change in equity unrecognized due to discontinuance of applying in equity method was ~~W~~ 213,345 thousand at year-end.

[2]

In 2011, Gravity EU SAS issued new shares to new investors and the Company. Due to a dilution of the Company’s interest in Gravity EU SAS, the Company recognized gain on disposal of equity-method investments for the amount of ~~W~~311,085 thousand. The Company recaptured gain on valuation of equity-method investments of ~~W~~861,085 thousand, which has been reflected in allowances for loans and accrued income, as equity-method investments fell below zero.

[3]

The remaining book value of the investment fell below zero as a prior-year loss in investment in Gravity RUS Co., LTD., was recognized, which has been accounted for using equity method. As of December 31, 2011, the amount of unrecognized due to discontinuance of applying equity-method treatment was ~~W~~15,785 thousand.

[4]

As the estimated recoverable amount from investment securities that are related to Gravity Games Corporation (formerly, Barunson Interactive Corporation) and accounted for using equity method, is less than the book value of the assets in 2011, the difference is recognized as an impairment loss on equity investments.

[5]	Other increase (decrease) are consisted of changes in accumulated other comprehensive income, which is accounted for using the equity method and impairment losses on equity investments.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

(in thousands of Korean won)

	2010
Investees	Beginning		Acquisition (Disposal)		Valuation Gain(Loss)		Other Increase (Decrease)[4]		Ending
Gravity Interactive, Inc.	~~W~~	1,167,746	~~W~~	—	~~W~~	(919,541)	~~W~~	(14,925)	~~W~~	233,280
Gravity Entertainment Corp.		521,159		—		(114,256)		64,371		471,274
Gravity EU SAS[1]		—		—		(272,041)		87,836		—
Gravity Middle East & Africa FZ-LLC		1,596,297		—		—		(39,171)		1,557,126
Gravity RUS Co., Ltd.[2]		259,968		—		(235,710)		(24,258)		—
NeoCyon, Inc.		5,864,320		—		1,447,646		—		7,311,966
Gravity Games Corporation[3]		—		11,688,481		(391,692)		—		11,296,789

Total	~~W~~	9,409,490	~~W~~	11,688,481	~~W~~	(485,594)	~~W~~	73,853	~~W~~	20,870,435

[1]

With respect to Gravity EU SAS, year 2009’s equity loss was in excess of the remaining book value of the investment. In 2010, out of the ~~W~~272,041 thousand equity loss from the investment, ~~W~~149,456 thousand was recorded as bad debt related to the short-term loans receivable due from Gravity EU SAS and ~~W~~34,750 thousand was recorded as bad debt related to accrued income. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ~~W~~546,251 thousand.

[2]

With respect to Gravity RUS CO., Ltd, current year’s equity loss was in excess of the remaining book value of the investment. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ~~W~~15,256 thousand.

[3]

In October 2010, the Company acquired 50.83% ownership of Gravity Games Corporation (formerly, Barunson Interactive Corporation). As the contract with Gravity Games Corporation, which existed prior to business combination, has been substantially terminated, the Company recognized a loss on valuation of equity-method investments of ~~W~~109,602 at the time of termination.

[4]	Other increase (decrease) are consisted of changes in accumulated other comprehensive income due to changes in equity-method investments.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Changes in accumulated other comprehensive income and expenses from equity-method investments are as follows:

(in thousands of Korean won)

	2011
Investees	Beginning		Increase		Decrease		Ending
Gravity Interactive, Inc.	~~W~~	1,037,431	~~W~~	—	~~W~~	—	~~W~~	1,037,431
Gravity Entertainment Corp.		18,001		37,910		—		55,911
Gravity EU SAS[1]		501,673		—		382,297		119,376
Gravity Middle East & Africa FZ-LLC		403,017		19,686		—		422,703
Gravity RUS Co., Ltd.		120,329		—		—		120,329

Subtotal	~~W~~	2,080,451	~~W~~	57,596	~~W~~	382,297	~~W~~	1,755,750

Deferred income tax deducted to equity [2]								(119,000)

Total							~~W~~	1,636,750

[1]	As the Company’s ownership of Gravity EU SAS decreased from 100% to 25% in 2011, ~~W~~360,497 thousand of gain on disposal of equity-method investments was realized.
[2]

The Company directly reflected the income tax effect of temporary difference under an equity item in 2011. However, the Company did not recognize income tax effect that is directly reflected to an equity item, as it was deemed uncertain that the Company would realize deferred tax assets in 2010. (Refer to note17)

(in thousands of Korean won)

	2010
Investees	Beginning		Increase		Decrease		Ending
Gravity Interactive, Inc.	~~W~~	1,052,356	~~W~~	—	~~W~~	14,925	~~W~~	1,037,431
Gravity Entertainment Corp.		(46,370)		64,371		—		18,001
Gravity EU SAS		413,837		87,836		—		501,673
Gravity Middle East & Africa FZ-LLC		442,188		—		39,171		403,017
Gravity RUS Co., Ltd.		144,587		—		24,258		120,329

Total	~~W~~	2,006,598	~~W~~	152,207	~~W~~	78,354	~~W~~	2,080,451

The unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2011 and 2010 were used in the valuation of these equity-method investments. The Company has concluded that any difference between the audited and unaudited financial statements is not material.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Summary of financial information of equity-method investees as of and the years ended December 31, 2011, and 2010 are as follows:

(in thousands of Korean won)

	2011
Investees	Assets		Liabilities		Revenue		Net income (loss)
Gravity Interactive, Inc.	~~W~~	3,238,583	~~W~~	3,451,928	~~W~~	5,861,140	~~W~~	(431,958)
Gravity Entertainment Corp.		922,480		279,463		333,221		133,833
Gravity EU SAS		1,851,164		836,807		1,630,281		1,013,303
Gravity Middle East & Africa FZ-LLC		1,590,159		13,347		—		—
Gravity RUS Co., Ltd.		3,739		19,526		—		(400)
NeoCyon, Inc.		11,346,515		2,489,307		10,659,602		773,850
Gravity Games Corporation		3,736,409		4,449,021		5,384,739		312,013

(in thousands of Korean won)

	2010
Investees	Assets		Liabilities		Revenue		Net income (loss)
Gravity Interactive, Inc.	~~W~~	2,227,460	~~W~~	1,994,180	~~W~~	4,759,199	~~W~~	(922,384)
Gravity Entertainment Corp.		1,006,167		534,893		61		(114,256)
Gravity EU SAS		426,944		1,834,281		793,544		(667,708)
Gravity Middle East & Africa FZ-LLC		1,570,306		13,180		—		—
Gravity RUS Co., Ltd.		4,261		19,531		—		(235,946)
NeoCyon, Inc.		10,776,066		2,692,707		10,618,097		2,182,608
Gravity Games Corporation		4,502,940		5,573,047		908,720		128,686

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

9.	Short-Term and Long-Term Loans Receivable

Short-term and long-term loans receivable of the Company as of December 31, 2011 and 2010 consist of the following:

(in thousands of Korean won)

	Annual Interest Rate (%)	2011		2010
Loans for employee housing	2.0 – 3.0	~~W~~	79,305	~~W~~	126,356
Loans to Gravity CIS Co., Ltd.	4.9		576,650		569,450
Loans to Gravity EU SAS, net of allowance of ~~W~~800,165 thousand in 2010	4.8		—		—
Loans to Naru Entertainment, Co., Ltd., net[1]	8.0		300,000		1,300,000

Total			955,955		1,995,806
Less : Short-term portion			(926,233)		(1,942,473)

Long-term loans receivable		~~W~~	29,722	~~W~~	53,333

[1]

In 2010, the Company and Naru Entertainment Co., Ltd. entered into a ~~W~~1,300,000 thousand loan agreement and terminated the existing publishing agreement from 2009. In 2011, the Company amended the loan agreement with Naru so that ~~W~~300,000 thousand of the loan should be paid by Naru in 2012 from a funding provided by a third party, and the rest of the loan, amounting to ~~W~~1,000,000 thousand, and its accrued interest at 8% annually will be paid by revenue sharing payments in future. The Company provided bad debt reserve of ~~W~~1,000,000 thousand as its collectability is questionable.

10.	Property and Equipment

Changes in property and equipment as of December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)

	2011
	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improve- ments		Total
Beginning	~~W~~	720,372	~~W~~	—	~~W~~	110,204	~~W~~	207,663	~~W~~	1,038,239
Acquisition		970,460		—		11,119		—		981,579
Disposal and retirement		(16,135)		—		—		—		(16,135)
Depreciation		(510,186)		—		(45,334)		(186,491)		(742,011)

Ending	~~W~~	1,164,511	~~W~~	—	~~W~~	75,989	~~W~~	21,172	~~W~~	1,261,672

Acquisition cost		11,266,484		28,111		887,604		745,967		12,928,166
Accumulated depreciation		(10,101,973)		(28,111)		(811,615)		(724,795)		(11,666,494)

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

(in thousands of Korean won)

	2010
	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improve- ments		Total
Beginning	~~W~~	1,003,516	~~W~~	—	~~W~~	56,297	~~W~~	394,155	~~W~~	1,453,968
Acquisition		407,716		—		100,525		—		508,241
Disposal and retirement		(22,122)		—		—		—		(22,122)
Depreciation		(668,738)		—		(46,618)		(186,492)		(901,848)

Ending	~~W~~	720,372	~~W~~	—	~~W~~	110,204	~~W~~	207,663	~~W~~	1,038,239

Acquisition cost		10,652,008		28,111		907,962		745,967		12,334,048
Accumulated depreciation		(9,931,636)		(28,111)		(797,758)		(538,304)		(11,295,809)

11.	Insurance

Property and equipment covered by insurance policies as of December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)

			Amount Insured
Properties	Insurance Company	Type of Insurance	2011		2010
	Hyundai Fire & Marine
Buildings	Insurance Co., Ltd.	Fire insurance	~~W~~	5,000,000	~~W~~	9,015,636
Equipment, Furniture and	Hyundai Fire & Marine
fixtures	Insurance Co., Ltd.	General insurance		885,139		885,139

All vehicles not included in the table above are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance CO., Ltd. In addition, the Company carries directors and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance CO., Ltd.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

12. Operating Lease

The Company entered into a lease agreement with Korea Software Industry Promotion Agency and SH Corporation and has paid guarantee deposits of ~~W~~ 1,371,328 thousand to Korea Software Industry Promotion Agency and ~~W~~ 5,268 thousand to SH Corporation as of December 31, 2011.

Future lease payments under operating lease as of December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)

	2011		2010
Less than one year	~~W~~	2,008,030	~~W~~	2,035,543
One year to three years		—		1,959,628

Total	~~W~~	2,008,030	~~W~~	3,995,171

The term of lease agreement with Korea Software Industry Promotion Agency is from January 1, 2008 to December 31, 2012. The term of lease agreement with SH Corporation was extended in 2011 through year 2012.

Lease payments recognized in operations for the years ended December 31, 2011 and 2010, are as follows:

(in thousands of Korean won)

	2011		2010
Rent	~~W~~	2,006,662	~~W~~	1,914,477

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

13. Intangible Assets

Changes in intangible assets for the years ended December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)	2011
	Development
	costs		Software		Others[1]		Total
Beginning balance	~~W~~	13,700,337	~~W~~	332,974	~~W~~	1,154,109	~~W~~	15,187,420
Acquisition[1]		4,764,452		203,750		1,391,928		6,360,130
Amortization		—		(248,204)		(589,408)		(837,612)
Disposition		—		(5,856)		—		(5,856)
Impairment[2]		—		—		(798,958)		(798,958)

Ending balance	~~W~~	18,464,789	~~W~~	282,664	~~W~~	1,157,671	~~W~~	19,905,124

Accumulated depreciation		(6,377,802)		(8,363,039)		(1,102,329)		(15,843,170)
Accumulated impairment		(3,211,735)		(113,333)		(1,300,337)		(4,625,405)

[1]

The Company acquired exclusive distribution rights from NQ Games Inc. and from XPEC ENTERTAINMENT INC. to distribute, sell and market “H.A.V.E. online” game in Japan and “Eternal Destiny” game in North America respectively. In 2011, the Company commercialized both games and recorded amount paid for the related distribution rights as intangible assets.

[2]

When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

(in thousands of Korean won)	2010
	Development
	costs		Software		Others[1]		Total
Beginning balance	~~W~~	11,006,644	~~W~~	586,052	~~W~~	238,599	~~W~~	11,831,295
Acquisition[1]		4,243,007		267,015		1,617,873		6,127,895
Amortization		(1,549,314)		(520,093)		(226,938)		(2,296,345)
Impairment[2]		—		—		(475,425)		(475,425)

Ending balance	~~W~~	13,700,337	~~W~~	332,974	~~W~~	1,154,109	~~W~~	15,187,420

Accumulated depreciation		(6,377,802)		(8,117,114)		(512,921)		(15,007,837)
Accumulated impairment		(3,211,735)		(113,333)		(501,379)		(3,826,447)

[1]

In 2010, the Company acquired exclusive distribution rights from XPEC ENTERTAINMENT INC. to distribute and sell the game “Canaan” domestically, and from Gravity Games Corporation (formerly, Barunson Interactive Corporation) to distribute and sell the game “Dragonica” in North America. The Company recorded the amounts paid for such operating rights as intangible assets.

[2]

When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The amortization expenses of intangible assets for the years ended December 31, 2011 and 2010, are charged to the following accounts:

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

(in thousands of Korean won)

	2011		2010
Cost of sales	~~W~~	410,341	~~W~~	1,743,133
Selling and administrative expenses		323,848		458,004
Development costs		100,625		94,767
Research and development expenses		2,798		441

Total	~~W~~	837,612	~~W~~	2,296,345

The Company recognized research and development cost amounting to ~~W~~1,738,494 thousand (2010: ~~W~~4,623,793 thousand) as an expense in 2011.

14. Government Grants

Changes in government grants for the years ended December 31, 2011 and 2010, are as follows:

(in thousands of Korean won)

	2011		2010
Beginning	~~W~~	—	~~W~~	26,912
Increase		172,000		—
Decrease		—		26,912

Ending	~~W~~	172,000	~~W~~	—

The Company received grants of ~~W~~172,000 thousand from Korea Contents Industry Promotion Agency pursuant to the agreement signed in 2011 for supporting next generation contents production. In April of 2012, repayment obligation will be extinguished depending upon the performance assessment of related assignments.

15. Accrued Severance Benefits

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2011 amounted to ~~W~~1,085,455 thousand (2010: ~~W~~1,074,950 thousand).

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

16. Commitments and Contingencies

Commitments

The Company has exclusive contracts with its licensees, such as the foreign subsidiaries, GungHo Entertainment, inc., Soft-World International Corporation and Level up! Interactive S.A., etc, to distribute and sell online games and earns 20% to 40% of sales from the online games.

In 2009, the Company entered into an agreement with Naru Entertainment Co., Ltd. to acquire publishing right of the game in process of being developed by Naru Entertainment Co., Ltd. in Republic of Korea. In 2010, however, the Company and Naru Entertainment Co., Ltd. have entered into ~~W~~1,300,000 thousand loan agreement and terminated the publishing agreement. In 2011, the Company amended the loan agreement with Naru so that ~~W~~300,000 thousand of the loan should be paid by Naru in 2012 from a funding provided by a third party, and the rest of the loan, amounting to ~~W~~1,000,000 thousand, and its accrued interest at 8% annually will be paid by revenue sharing payments in future. The Company provided bad debt reserve of ~~W~~1,000,000 thousand as its collectability is questionable.

Litigation

As of December 31, 2011, there are four pending domestic litigations in which the Company is a defendant including compensation for damages claimed by the Company’s former executives, and the total claims have amounted to approximately ~~W~~2,989,000 thousand. The timing, the amount of outflow of economic benefits, the final outcome of the litigations and their impact on the Company’s financial statements cannot be reasonably estimated as of the audit report date. As for the litigation regarding return of capital to the subsidiaries, ~~W~~2,149,770 thousand and ~~W~~1,989,884 thousand are held as deposits due to the court orders from Seoul Southern District Court and Seoul Western District Court, respectively.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

17. Income Tax Expenses

Income tax expenses (benefits) for the years ended December 31, 2011 and 2010 consist of the following:

(in thousands of Korean won)

	2011	2010
Current income taxes	~~W~~3,609,941	~~W~~3,643,606
Additional income taxes for prior years	135,933	—
Refund of prior years' income taxes	(425,122)	—
Changes in deferred tax assets from temporary differences[1]	(2,065,862)	—
Changes in deferred tax assets from tax credits [2]	(7,920,138)	—
Deferred income tax charged to equity[3]	(119,000)	—

Income tax expenses (benefits)	~~W~~(6,784,248)	~~W~~3,643,606

[1]

The Company reflected the effect of changes in deferred tax assets from temporary differences to income tax benefits in 2011. There has been no tax effect to deferred taxes due to low likelihood for deferred tax assets to be realized during 2010.

[2]

The Company reflected the effect of changes in deferred tax assets from tax credits to income tax benefits in 2011. There has been no tax effect to be reflected to deferred taxes due to low likelihood for deferred tax assets to be realized during 2010.

[3]

The Company reflected the effect of deferred tax related to accounts directly added to shareholders’ equity in those accounts in 2011. There has been no tax effect to be directly reflected to the shareholders’ equity due to low likelihood for deferred tax assets to be realized during 2010.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Reconciliation between income before income taxes and income tax expenses (benefits) for the years ended December 31, 2011 and 2010 is as follows:

(in thousands of Korean won)
	2011	2010
Net income before taxes (A)	~~W~~ 7,987,324	~~W~~ 7,778,763

Income taxes based on statutory rates	~~W~~ 1,906,532	~~W~~ 1,856,061
Add (deduct) :
Non-taxable income	—	(18,696)
Non-deductible expenses	548,560	76,117
Changes in tax credits	3,117,522	(15,775)
Change in valuation allowance	(12,549,763)	1,754,209
Others	192,901	(8,310)

Income tax expenses (benefits) (B)	~~W~~ (6,784,248)	~~W~~ 3,643,606

Effective tax rates (B/A)	(84.94%)	46.84%

Details of temporary differences and changes in deferred tax assets and liabilities for the years ended December 31, 2011 and 2010 are as follows:

		0000		0000		0000		0000		0000
(in thousands of Korean won)
	2011
	Beginning		Change		Ending		Current		Non-current
Short-term available-for-sale securities	~~W~~	(125)		~~W~~ 125	~~W~~	—	~~W~~	—	~~W~~	—
Accrued income		(187,014)		(137,150)		(324,164)		(324,164)		—
Property and equipment		549,309		(150,549)		398,760		—		398,760
Intangible assets		1,384,856		(855,314)		529,542		—		529,542
Equity-method investments		13,056,541		387,008		13,443,549		—		13,443,549
Accrued expenses		303,008		15,543		318,551		318,551		—
Available-for-sale securities		7,352,114		(3,730,887)		3,621,227		—		3,621,227
Gain(loss) on foreign exchange translation		425,427		(465,391)		(39,964)		(39,964)		—
Unearned revenue		—		764,341		764,341		673,464		90,877
Allowances for bad debt		758,480		427,257		1,185,737		62,132		1,123,605
Asset retirement obligations		99,000		—		99,000		—		99,000

	~~W~~	23,741,596	~~W~~	(3,745,017)	~~W~~	19,996,579	~~W~~	690,019	~~W~~	19,306,560

Deferred income tax assets from temporary differences	~~W~~	5,480,097	~~W~~	(1,080,850)	~~W~~	4,399,247	~~W~~	200,266	~~W~~	4,198,981
Deferred income tax assets from tax credits		22,721,034		(1,482,913)		21,238,121		3,982,117		17,256,004
Valuation allowance[1]		(28,201,131)		12,549,763		(15,651,368)		(2,943,383)		(12,707,985)

Deferred income tax assets	~~W~~	—	~~W~~	9,986,000	~~W~~	9,986,000	~~W~~	1,239,000	~~W~~	8,747,000

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

(in thousands of Korean won)
	2010
	Beginning		Change		Ending		Current		Non-current
Short-term available-for-sale securities	~~W~~	26,815	~~W~~	(26,940)	~~W~~	(125)	~~W~~	(125)	~~W~~	—
Accrued income		(309,714)		122,700		(187,014)		(187,014)		—
Property and equipment		186,860		362,449		549,309		—		549,309
Intangible assets		1,123,290		261,566		1,384,856		—		1,384,856
Equity-method investments		12,644,800		411,741		13,056,541		—		13,056,541
Accrued expenses		257,440		45,568		303,008		303,008		—
Available-for-sale securities		6,899,255		452,859		7,352,114		—		7,352,114
Gain(loss) on foreign exchange translation		586,726		(161,299)		425,427		395,115		30,312
Others		455,596		401,884		857,480		758,480		99,000

	~~W~~	21,871,068	~~W~~	1,870,528	~~W~~	23,741,596	~~W~~	1,269,464	~~W~~	22,472,132

Deferred income tax assets from temporary differences	~~W~~	4,883,385	~~W~~	596,712	~~W~~	5,480,097	~~W~~	307,210	~~W~~	5,172,887
Deferred income tax assets from tax credits		25,071,955		(2,350,921)		22,721,034		4,873,310		17,847,724
Valuation allowance[1]		(29,955,340)		1,754,209		(28,201,131)		(5,180,520)		(23,020,611)

Deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

[1]

To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. For the year ended December 31, 2010, full valuation allowance was provided. However, in 2011, based upon the level of historical taxable income and the future taxable income under the Company’s business plan over the periods in which the deferred tax assets are deductible, management believed it is more likely than not that some portion of deferred tax assets related to temporary differences and tax credit carryforwards is realizable.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

Tax credit carryforwards not recognized as deferred tax assets as of December 31, 2011 are as follows:

(in thousands of Korean won)

Year of expiration	Amount
2012	~~W~~	2,675,803
2013		3,059,493
2014		2,113,292
2015		2,315,095
2016		1,943,573

Total		~~W~~ 12,107,256

The gross balances of deferred tax assets and liabilities as of December 31, 2011 and 2010, are as follows:

(in thousands of Korean won)
	2011				2010
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities
Current	~~W~~	1,319,108	~~W~~	(80,108)	~~W~~	45,287	~~W~~ (45,287)

Non-current		8,747,000		—		—	—

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

18. Monetary Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2011 and 2010 are summarized as follows:

	2011				2010
	Foreign currency		Korean won (in thousands)		Foreign currency	Korean won (in thousands)
Assets
Cash and cash equivalents	USD	136,924	~~W~~	157,914	631,642	~~W~~	719,378
	JPY	9,494,475		141,008	—		—
	EUR	208,250		311,146	78,086		118,191

			~~W~~	610,068		~~W~~	837,569

Trade accounts receivable	USD	2,278,633		2,627,947	1,583,332		1,803,257
	JPY	145,337,319		2,158,492	151,620,810		2,118,264
	EUR	199,512		298,091	390,097		590,451
	BRL	175,717		108,622	196,878		135,112
	IDR	89,366,400		11,358	189,354,920		23,972
	RUB	14,062,102		504,970	15,282,466		569,730
	PHP	7,961,933		209,480	11,030,658		286,797
	THB	1,585,529		57,586	24,122,915		911,364
	TWD	9,588,338		364,357	17,957,583		701,782

			~~W~~	6,340,903		~~W~~	7,140,729

Other accounts receivable	USD	60,343	~~W~~	69,594	8,518	~~W~~	9,701

			~~W~~	69,594		~~W~~	9,701

Short-term loans receivable	USD	500,000	~~W~~	576,650	500,000	~~W~~	569,450
	EUR	—		—	340,000	~~W~~	514,624

			~~W~~	576,650		~~W~~	1,084,074

Long-term loans receivable	EUR	—	~~W~~	—	188,650	~~W~~	285,541

			~~W~~	—		~~W~~	285,541

Total			~~W~~	7,597,215		~~W~~	9,357,614

Liabilities
Accounts payable	USD	227,457	~~W~~	262,326	1,421,956	~~W~~	1,619,465
	JPY	23,060,318		342,483	85,220,912		1,190,604
	PHP	—		—	31,234,375		3,954
	AED	17,440		5,476	—		—

Total			~~W~~	610,285		~~W~~	2,814,023

The Company recognized gain on foreign currency translation of ~~W~~91,506 thousand in 2011 (2010: ~~W~~72,583 thousand) and loss on foreign currency translation of ~~W~~59,690 thousand in 2011 (2010: ~~W~~374,878 thousand) from the above assets and liabilities denominated in foreign currency.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

19. Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.

As of December 31, 2011, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.

There has been no change in the total number of common shares for the years ended December 31, 2011 and 2010.

20. Stock-Based Compensation

The Company may grant options to purchase the Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Company’s founding, management, overseas business and technical innovation. The Company granted stock options at a shareholder’s meeting on December 24, 2004, all of which have expired. There are no stock options exercisable as of December 31, 2010.

The changes in the stock options in current and prior years were as follows:

	00000000	00000000
(in thousands of Korean won)
	2011	2010
Beginning share balance	—	13,525
Expiration	—	(13,525)

Ending share balance	—	—

During 2010, 13,525 (accumulated until 2010: 73,267) stock options granted to directors and employees on December 24, 2004, expired and the related amount of ~~W~~445,206 thousand (accumulated until 2010: ~~W~~2,125,136 thousand) was reclassified to other capital surplus. There are no stock options outstanding as of December 31, 2011 and 2010.

No compensation cost has been recognized for the year ended December 31, 2011.

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

21. Selling and administrative expenses

Details of accounts in the computation of selling and administrative expenses for the years ended December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)	2011		2010
Salaries		~~W~~ 6,817,924	~~W~~	6,677,514
Service fees and commissions		4,007,935		2,320,111
Rent (Note 12)		1,034,712		1,057,166
Employee benefits		1,081,794		1,088,989
Research and development expenses (Note 13)		1,738,494		4,623,793
Advertising expenses		2,793,250		1,560,435
Depreciation (Note 10)		340,915		404,612
Amortization (Note 13)		323,848		458,004
Severance benefit expenses (Note 15)		421,575		439,959
Transportation expenses		445,010		603,959
Taxes and dues		913,994		290,223
Insurance premium		161,753		184,851
Bad debt expense		81,275		444,470
Miscellaneous		272,417		259,588

Total	~~W~~	20,434,896	~~W~~	20,413,674

22. Retained Earnings

Statements of appropriations of retained earnings for the years ended December 31, 2011, and 2010 are as follows:

(in thousands of Korean won)	2011		2010
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	6,061,920	~~W~~	1,926,763
Net income		14,771,572		4,135,157

	~~W~~	20,833,492	~~W~~	6,061,920
Appropriations of retained earnings		—		—

Unappropriated retained earnings carried forward to subsequent year	~~W~~	20,833,492	~~W~~	6,061,920

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

23. Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)	2011		2010
Salaries	~~W~~	15,882,429	~~W~~	15,373,996
Severance benefit expenses		1,085,423		1,074,950
Employee benefits		1,683,317		1,663,491
Rent		2,006,662		1,914,477
Depreciation		742,011		901,848
Amortization		837,612		2,296,345
Taxes and dues		1,244,656		597,132

Total	~~W~~	23,482,110	~~W~~	23,822,239

24. Comprehensive Income

Comprehensive income for the years ended December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)	2011		2010
Net income	~~W~~	14,771,572	~~W~~	4,135,157
Other comprehensive income and expense
Valuation of available-for-sale securities		1,120		—
Net accumulated comprehensive income and expenses of equity-method investees, net of tax of ~~W~~ 119,000 thousand		(443,701)		27,484
Net accumulated comprehensive income of equity-method investees		—		46,370

Comprehensive income	~~W~~	14,328,991	~~W~~	4,209,011

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

25. Earnings per Share

The earnings per share represents earnings on one common stock share. The earnings per share calculation is as follows:

	2011		2010
Net income attributable to common stock	~~W~~	14,771,572 thousand	~~W~~	4,135,157 thousand
Weighted average number of common stock outstanding		6,948,900		6,948,900

Basic earnings per share	~~W~~	2,126	~~W~~	595

26. Supplemental Non-cash Transactions

Significant transactions not affecting cash flows for the years ended December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)	2011		2010
Reclassification of long-term deferred income to short-term deferred income	~~W~~	1,869,888	~~W~~	1,610,789
Reclassification of advance payments to other intangible assets		1,391,928		91,989
Reclassification of short-term loans receivable to long-term loans receivable		1,000,000		—
Write-off of trade accounts receivable		650,234		—
Deferred income tax effect directly reflected in shareholders’ equity		119,000		—
Reclassification of long-term prepaid expenses to short-term prepaid expenses		137,011		151,016
Reclassification of amortization of intangible assets to development costs		100,625		94,767
Reclassification of depreciation to development costs		87,615		152,082
Reclassification of long-term loans receivable to short-term loans receivable		78,333		87,222
Reclassification of tangible and intangible assets to accounts payable		37,238		—
Reclassification of long-term deferred income to accounts payable		—		1,161,262
Reclassification of stock option to other capital surplus		—		445,206
Offset long-term deferred income against prepaid income taxes		—		226,897
Reclassification of long-term prepaid expenses to other accounts receivable		—		35,329

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

27. Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2011 are as follows:

Entity
Parent company	GungHo Online Entertainment, Inc.

Ultimate parent Company	SoftBank Corp.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity Middle East & Africa FZ-LLC
Gravity RUS Co., Ltd.
Gravity CIS Co., Ltd.
NeoCyon, Inc.
Gravity Games Corporation

Equity-method investees	Gravity EU SAS

Ingamba LLC

Significant transactions, which occurred in the ordinary course of business with related parties for the years ended December 31, 2011 and 2010 and the related account balances outstanding as of December 31, 2011 and 2010 are as follows:

(in thousands of Korean won)
	Sales				Purchases
	2011		2010		2011		2010
GungHo Online Entertainment, Inc.	~~W~~	24,041,388	~~W~~	25,148,456	~~W~~	701,228	~~W~~	1,801,715
Gravity Interactive, Inc.		1,141,499		942,331		—		—
Gravity Entertainment Corp.		91,687		—		—		—
Gravity CIS Co., Ltd.		27,680		201,162		—		—
Gravity EU SAS		518,311		333,386		—		—
Gravity Middle East & Africa FZ-LLC		—		—		—		—
Ingamba LLC		275,416		93,894		—		—
NeoCyon, Inc.		1,992,510		1,473,274		1,455,010		1,319,596
Gravity Games Corporation		6,570		—		75,300		18,825

Total	~~W~~	28,095,061	~~W~~	28,192,503	~~W~~	2,231,538	~~W~~	3,140,136

GRAVITY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2011 and 2010

		00000000000		00000000000		00000000000		00000000000
	Receivables				Payables
	2011		2010		2011		2010
GungHo Online Entertainment, Inc.	~~W~~	2,604,620	~~W~~	2,586,952	~~W~~	5,360,054	~~W~~	6,902,588
Gravity Interactive, Inc.		2,045,544		888,435		184,959		28,489
Gravity Entertainment Corp.		—		29,425		162		604,059
Gravity CIS Co., Ltd.		1,293,108		1,273,843		—		—
Gravity EU SAS		317,447		1,458,079		182,199		—
Gravity Middle East & Africa FZ-LLC		—		—		1,820,301		1,820,301
Ingamba LLC		46,621		93,894		—		—
NeoCyon, Inc.		1,006,957		910,371		242,071		256,934
Gravity Games Corporation		1,580,373		207,075		182,213		—

Total	~~W~~	8,894,670	~~W~~	7,448,074	~~W~~	7,971,959	~~W~~	9,612,371

The Company provided allowance for doubtful accounts for receivables of ~~W~~300,147 thousand as of December 31, 2011 (2010: ~~W~~872,378 thousand) and recognized bad debts expense of ~~W~~60,493 thousand (2010: ~~W~~442,101 thousand).

Loans granted by the Company to the related parties for the year ended December 31, 2011, are as follows:

		0000000000		0000000000		0000000000		0000000000
(in thousands of Korean won)
	Beginning		Increase		Decrease		Ending
Gravity CIS Co., Ltd.	~~W~~	569,450	~~W~~	7,200	~~W~~	—	~~W~~	576,650
Gravity EU SAS		800,165		119,259		919,424		—

Total	~~W~~	1,369,615	~~W~~	126,459	`~~W~~	919,424	~~W~~	576,650

Bad debt expenses and the allowance for doubtful accounts on the related party loans above were ~~W~~841,810 thousand and ~~W~~0 as of December 31, 2011, respectively.

The Company has exclusive contracts with GungHo Online Entertainment, Inc., its parent company, to distribute and sell online games in Japan (Refer to note 16).

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

GRAVITY CO., LTD.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of GRAVITY CO., LTD. (the “Company”) as of December 31, 2011. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2011, no material weaknesses are identified as of December 31, 2011, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit. However, in accordance with Chapter 5, Application for small- and medium-sized companies of the IACS standards, the design, operation and assessment of its IACS are limited compared with those of public large-sized companies as the Company is a non-public large-sized company (or a public small and medium-sized company). As such, we performed our review in accordance with Chapter 14, Review standards for small- and medium-sized companies.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with Chapter 5, Application for small- and medium-sized companies, of the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2011, and we did not review management’s assessment of its IACS subsequent to December 31, 2011. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 19, 2012

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of

GRAVITY CO., LTD.

I, as the Internal Accounting Control Officer (“IACO”) of GRAVITY CO., LTD. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2011.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied Chapter 5, Application to small- and medium-sized companies, of the IACS standards for the assessment of design and operations of the IACS.

Based on the assessment on the operation of the IACS, no material weakness has been identified as of December 31, 2011, in all material respect, in accordance with the IACS standards.

March 5, 2012

Heung Gon Kim, Internal Accounting Control Officer

Hyun Chul Park, Chief Executive Officer